APWC Announces Financial Results for the Third Quarter of 2025
•Quarterly revenue of $128.4 million, up 1% from Q2 and up 5% from a year ago
•Quarterly operating profit of $3.8 million, up 19% from Q3 2024

TAIPEI, Taiwan, November 14, 2025 (GLOBE NEWSWIRE) - Asia Pacific Wire & Cable Corporation Limited ("APWC" or the "Company") (NASDAQ: APWC) today reported unaudited results for the third quarter ended September 30, 2025.

Quarterly revenue was $128.4 million, up 1% from the previous quarter and up 5% from a year ago.

Copper unit volume, measured by the tonnage of copper contained in the wire and cable sold, increased 2% in the third quarter from Q2 and increased 12% from a year ago. This does not include other raw materials, such as aluminum and insulation materials.

For the quarter, earnings per share were $0.05, up 67% from the previous quarter and down 17% from a year ago.

"In Q3 2025 we achieved revenue growth in an environment where businesses continue to face uncertainty" commented Yuan Chun Tang, Chairman and CEO of APWC. "Our revenues from public sector projects proved to be a dependable source of income, derived from contracts that can be awarded as much as 2 to 3 years before project commencement. We remain cautious, however, as an uncertain macroeconomic outlook and pricing pressure from increased competition persist."

"Increase in copper prices had a significant impact on the current quarter gross profit." said Ben Lee, CFO. "We saw an expansion in gross profit and operating profit both sequentially and on a year-over-year basis. However, net income narrowed compared with the same period last year, as 2024 had a favorable foreign exchange movement. We are keenly aware that in the current environment, exchange rates and copper prices can turn quickly. We are making efforts to reduce our working capital and inventory levels and to shorten our cash conversion cycle."

Q3 Fiscal 2025 Summary

Q3 Financial Results
($ in millions, except earnings per share)	Q3 FY2025	Q2 FY2025	Q3 FY2024	Q/Q	Y/Y
Revenues	$128.4	$126.9	$122.2	1%	5%
Gross profit	$11.1	$8.6	$9.3	29%	19%
Operating expenses	$7.3	$6.4	$6.6	14%	11%
Operating profit	$3.8	$2.5	$3.2	52%	19%
Net income	$1.1	$0.6	$1.4	83%	(21)%
EPS	$0.05	$0.03	$0.06	67%	(17)%

Revenue by Reportable Segments
($ in millions)	Q3 FY2025	Q2 FY2025	Q3 FY2024	Q/Q	Y/Y
North Asia	$21.3	$22.7	$17.7	(6)%	20%
ROW	$56.8	$59.9	$60.2	(5)%	(6)%
Thailand	$50.3	$44.3	$44.3	14%	14%
Total	$128.4	$126.9	$122.2	1%	5%

Revenue

Revenue for the third quarter was $128.4 million, up $6.2 million (or 5%) from the same period last year and up $1.5 million (or 1%) sequentially. The increase this quarter was primarily driven by new orders from public sector customers.

North Asia revenue for the third quarter was $21.3 million, up 20% from a year ago and down 6% sequentially. The year-over-year growth was driven by increased sales of flat wire products to the electric vehicle and drone industries. The sequential decline was mainly due to higher customer pull-forward of orders due to US tariffs in Q2.

Thailand revenue for the third quarter was up 14% both from a year ago and sequentially. The growth was mainly driven by higher order volumes from public sector projects and a favorable product mix, both of which contributed to the overall revenue increase.

ROW revenue declined slightly in the third quarter mainly due to a decrease in SDI revenue. Demand from SDI public sector projects remains strong, with large projects awarded in the current quarter. Revenue recognition for these projects is tied to the progress of project completion, resulting in some fluctuations from quarter to quarter.

Gross Profit

Gross profit margin for the third quarter was 8.7%, up from 6.8% in the previous quarter and up from 7.6% in the same period last year. The margin improvement was primarily driven by product mix and rising copper prices, partially offset by intensified price competition in certain regions.

Expenses

Total selling, general, and administrative expenses increased 11.1% from the previous quarter, mainly due to higher research and development costs related to flat wire products.

Non-Operating Items

Exchange gains and losses mostly offset each other during this quarter. In contrast, there was a substantial appreciation in Thai Baht in the same period last year, with exchange gains of $0.7 million. This led to an unfavorable variance when compared to the same period last year.

Balance Sheet and Cash Flow

Cash and cash equivalents were $35.3 million, an increase of $0.3 million from the preceding quarter, driven by lower inventory levels and higher accounts payable, which led to a shorter cash conversion cycle.

Trade receivables for the second quarter were $97.4 million, a $0.3 million decrease from the preceding quarter, reflecting improved cash collections.

Inventory was $137.4 million, a decrease of $7.0 million from the preceding quarter, driven by higher public sector demand, which increased deliveries and reduced inventory levels.

Cash flow from operating activities was an inflow of $11.6 million in the third quarter of 2025, representing a $27.0 million increase in inflow compared to the prior quarter. Cash outflow from financing activities was $10.3 million, a decrease of $21.8 million from the preceding quarter. The increase in operating cash inflow was mainly driven by growth in customer orders, while cash outflow from financing activities was used to repay short-term borrowings.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited

Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through subsidiaries primarily engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the three months		For the Nine months
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	US$'000	US$'000	US$'000	US$'000
Revenue	$128,399	$122,233	$355,892	$336,563
Cost of sales	(117,271)	(112,980)	(332,491)	(313,828)
Gross profit	11,128	9,253	23,401	22,735

Other operating income	155	186	382	1,167
Selling, general and administrative expenses	(7,302)	(6,574)	(20,162)	(19,045)
Other operating expenses	—	—	(1)	—
Net impairment loss on financial and contract assets	(181)	371	(75)	(380)
Operating profit	3,800	3,236	3,545	4,477

Finance costs	(529)	(663)	(1,506)	(1,828)
Finance income	41	66	107	163
Share of loss of associates	—	(1)	(1)	(2)
Exchange gain	69	715	674	864
Other income	146	183	252	426
Other expense	49	(68)	(31)	(275)
Profit before tax	3,576	3,468	3,040	3,825
Income tax expense	(1,088)	(956)	(1,489)	(1,353)
Profit for the period	$2,488	$2,512	$1,551	$2,472

Attributable to:
Equity holders of the parent	1,061	1,408	160	898
Non-controlling interests	1,427	1,104	1,391	1,574
	2,488	2,512	1,551	2,472

Basic and diluted profit per share	$0.05	$0.06	$0.01	$0.04
Basic and diluted weighted average common shares outstanding	20,616,227	20,616,227	20,616,227	20,616,227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the three months		For the Nine months
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	US$'000	US$'000	US$'000	US$'000
Profit for the period	2,488	2,512	1,551	2,472
Other comprehensive income

Cumulative translation differences reclassified to profit or loss on liquidation of a subsidiary	—	—	—	—
	695	19,262	11,741	8,973
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	558	137	540	390
Income tax effect	(112)	(27)	(108)	(78)
	446	110	432	312
Re-measuring losses on defined benefit plans	(6)	(78)	(60)	(37)
Income tax effect	1	15	12	7
	(5)	(63)	(48)	(30)

Other comprehensive income for the year, net of tax	1,136	19,309	12,125	9,255
Total comprehensive income for the period, net of tax	3,624	21,821	13,676	11,727
Attributable to:
Equity holders of the parent	1,692	13,761	8,811	6,648
Non-controlling interests	1,932	8,060	4,865	5,079
	$3,624	$21,821	$13,676	$11,727

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of September 30, 2025 (Unaudited)	As of December 31, 2024 (Audited)
	US$'000	US$'000
Assets
Current assets
Cash and cash equivalents	35,274	34,035
Financial assets at fair value through profit or loss	—	—
Trade receivables	97,369	102,789
Other receivables	2,883	1,257
Contract assets	4,086	688
Due from related parties	1,732	607
Inventories	137,436	126,814
Prepayments	3,936	3,195
Assets classified as held for sale	767	747
Other current assets	3,363	1,529
	286,846	271,661
Non-current assets
Financial assets at fair value through other comprehensive income	3,685	3,069
Property, plant and equipment	53,633	52,227
Right of use assets	3,134	2,420
Investment properties	525	504
Intangible assets	78	110
Investments in associates	854	807
Deferred tax assets	5,880	6,684
Other non-current assets	3,195	2,378
	70,984	68,199
Total assets	357,830	339,860

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of September 30, 2025 (Unaudited)	As of December 31, 2024 (Audited)
	US$'000	US$'000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	39,627	24,098
Trade and other payables	49,474	57,220
Due to related parties	6,075	9,715
Financial liabilities at fair value through profit or loss	31	21
Accruals	8,149	8,246
Current tax liabilities	554	1,624
Employee benefit liabilities	1,166	2,178
Financial lease liabilities	1,148	648
Other current liabilities	6,906	4,272
	113,130	108,022

Non-current liabilities
Interest-bearing loans and borrowings	1,741	4,872
Employee benefit liabilities	7,602	5,908
Lease liabilities	1,699	1,425
Deferred tax liabilities	4,158	4,079
Other non-current liabilities	757	189
	15,957	16,473
Total liabilities	129,087	124,495

Equity
Issued capital	206	206
Additional paid-in capital	118,103	118,103
Treasury shares	(38)	(38)
Retained earnings	61,577	61,417
Other components of equity	(16,079)	(24,730)
Equity attributable to equity holders of the parent	163,769	154,958
Non-controlling interests	64,974	60,407
Total equity	228,743	215,365
Total liabilities and equity	357,830	339,860

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000
Net cash provided by/(used in) operating activities	$11,585	$13,619	$(5,877)	$2,851
Net cash used in investing activities	(992)	(1,411)	(3,958)	(2,208)
Net cash (used in)/provided by financing activities	(10,262)	(14,511)	9,350	(5,419)
Effect of exchange rate	(25)	3,053	1,724	1,209
Net increase/(decrease) in cash and cash equivalents	306	750	1,239	(3,567)
Cash and cash equivalents at beginning of period	34,968	33,653	34,035	37,970
Cash and cash equivalents at end of period	$35,274	$34,403	$35,274	$34,403